[Letterhead of DLA Piper US LLP]

March 12, 2007

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549

Attn:	Ms. Peggy A. Fisher and Mr. Tim Buchmiller
Re:	GSI Technology, Inc. Amendment No. 1 to Registration Statement on Form S-1 filed February 16, 2007 File No. 333-139885

Ladies and Gentlemen:

This letter responds to the letter dated March 2, 2007, setting forth the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") regarding Amendment No. 1 to Registration Statement on Form S-1 (the "Registration Statement") of GSI Technology, Inc. (the "Company"), filed on February 16, 2007. For your convenience, we have repeated the Staff's comments in this letter along with the Company's responses. To respond to the Staff's comments, the Company is filing concurrently with this letter Amendment No. 2 to the Registration Statement ("Amendment No. 2"). A marked copy of Amendment No. 2 indicating changes from Amendment No. 1 is enclosed and is also being filed electronically with the Commission. Page references in this letter are to page numbers in Amendment No. 2. In addition to responding to the Staff's comments, the Company has updated its disclosure.

Prospectus Cover Page

1.
We note your response to prior comment 3 and reissue the prior comment. We will not object if you identify the joint booking-running managers on the back cover page of your prospectus.

  Response: The prospectus cover page has been revised in response to the Staff's comment.

Prospectus Summary, page 1

2.
We note your response to prior comment 5. If you elect to retain your disclosure regarding your leadership position, please revise your disclosure to clarify how you have defined that leadership position.

  Response:    In response to the Staff's comment, additional disclosure has been added to the Prospectus Summary on page 1 and on page 45 under the caption "Business—Overview."

Summary Financial Data, page 4

3.
We see that the pro forma data in your filing is not complete. We will review this pro forma data once you complete the disclosures.

  Response:    The pro forma as adjusted data has been added to the Summary Consolidated Financial Data on page 4.

Management's Discussion and Analysis

Overview, page 29

4.
We note your response to prior comment 10. Based on publicly available information, it appears that SMART Modular has proprietary products that could compete with your products. If so, please include appropriate disclosure, including any appropriate risk factor disclosure. Alternatively, please provide us with a more detailed analysis as to why you believe that SMART Modular's proprietary products could not compete with your products and that there are no material risks that Cisco could source memory products directly from SMART Modular.

  Response:    SMART Modular's products do not compete with the Company's products. The Company is a supplier of Very Fast SRAM integrated circuits, or chips. In contrast, SMART Modular is a supplier of memory modules, which consist of a series of one type of memory chip mounted on a multi-layer printed circuit board designed to enable those chips to transfer data rapidly. SMART Modular makes several different types of modules including SRAM modules, flash memory modules and DRAM modules. SMART Modular does not design or manufacture the memory chips required for its modules but rather purchases those chips from semiconductor manufacturers such as the Company, and uses them in the production of its modules. Consequently, the Company views SMART Modular as a potential customer for its SRAM chips rather than a competitor of the Company.

  The Company does not believe that there is any material risk that Cisco could source SRAM chips directly from SMART Modular. As explained above, SMART Modular and the Company operate in different segments of the supply chain. The Company ultimately sells its SRAM chips to Cisco through SMART Modular. Furthermore, because the two companies manufacture different types of products, they are categorized differently by Cisco in its designations of approved vendors for the component parts used in its products. As a result, SMART Modular and the Company do not appear on the same approved vendor list, and the two companies' products can not be substituted for one another's.

Part II of Registration Statement

Note 10 Stock Option Plans, page F-23

5.
Please refer to prior comment 21. Please update the option activity to the most recent practical date. We note that you have not disclosed an estimated offering price. Be advised that we are deferring evaluation until the estimated offering price is specified.

  Response:    The Company acknowledges the Staff's comment and advises the Staff that the Company has not granted any additional stock options since January 10, 2007. Amendment No. 2 includes disclosure regarding the estimated range of the initial public offering price and data based on such estimate.

6.
We note that on page 42, you refer to using the valuation of an independent third party when determining fair value of common stock. Please revise the filing to name the independent valuation expert here and in the Experts section, and include its consent as an exhibit. Refer to Rule 436 and Item 601(b)(23) of Regulation S-K.

  Response:    The discussion on page 43 has been revised in response to the Staff's comment and Duff & Phelps' consent has been added as Exhibit 23.3.

Item 17—Undertakings, page II-3

7.
We note your response to prior comment 23. Please note, however, that the staff of the Division of Corporation Finance has taken the position that, due, in part, to the language of Securities Act Rule 430C(d), and your ability to use free writing prospectuses, the undertakings included in Item 512(a)(5)(ii) and 512(a)(6) of Regulation S-K should be included in filings for initial public offerings. Please revise your filing to include those undertakings.

  Response:    In response to the Staff's comment, the referenced undertakings have been included on page II-3 and page II-4.

We and the Company appreciate the Staff's attention to the review of the Registration Statement and Amendments No. 1 and No. 2. Please do not hesitate to contact the undersigned at (650) 833-2243, or Benjamin Griebe of this office at (650) 833-2209, if you have any questions regarding this letter or Amendment No. 2.

Sincerely,

DLA Piper US LLP

By:	/s/ DENNIS C. SULLIVAN Dennis C. Sullivan
cc:
Lee-Lean Shu, GSI Technology, Inc.
Douglas M. Schirle, GSI Technology, Inc.
Michael J. Wolf, The Nasdaq Stock Market